Exhibit 99.1

BIT ORIGIN LTD

160 Robinson Road, 12 F, SBF Center,

Singapore 068914

PROXY STATEMENT AND NOTICE OF
EXTRAORDINARY GENERAL MEETING

To the shareholders of	July 28, 2026
Bit Origin Ltd

To our shareholders:

It is my pleasure to invite you to our 2026 Extraordinary General Meeting (the “Meeting” or “EGM”) on August 11, 2026 at 10:00 P.M., Local Time, (on August 11, 2026, at 10:00 A.M., Eastern Time). The Meeting will be held at our executive office at 160 Robinson Road, 12 F, SBF Center, Singapore 068914.

The matters to be acted upon at the Meeting are described in the Notice of Extraordinary General Meeting and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Jinghai Jiang
Jinghai Jiang
Chief Executive Officer and Chairman of the Board

NOTICE OF EXTRAORDINARY GENERAL MEETING
BIT ORIGIN LTD

TIME:	10:00 P.M., Local Time, on August 11, 2026 (10:00 A.M., Eastern Time, on August 11, 2026)

PLACE:	160 Robinson Road, 12 F, SBF Center, Singapore 068914

ITEMS OF BUSINESS:

Proposal One	By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX INC.”; and (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions.

Proposal Two	As an ordinary resolution, to increase the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000, class B ordinary shares of a par value of US$0.00006 each, by the creation of 949,762,500,000 class A ordinary shares of a par value of US$0.00006 each and 49,987,500,000 class B ordinary shares of a par value of US$0.00006 each (the “Share Capital Increase”).

Proposal Three	Subject to Proposal One and Proposal Two being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Name Change and Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).

Proposal Four

As an ordinary resolution: (a) to approve a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00006 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

Proposal Five	As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented by the board of directors under Proposal Four, (a) to amend and restate the then effective memorandum and articles of association of the Company (the Pre-Consolidation M&A) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the Post-Consolidation M&A), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the Share Consolidation effected pursuant to Proposal Four; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Amendment and Restatement of M&A Following the Share Consolidation”).

Proposal Six	As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, Amendment and Restatement of M&A Following the Share Consolidation, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

Proposal Seven	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six (the “Adjournment”).

WHO MAY VOTE:	You may vote if you were a shareholder of record as of the close of business on July 28, 2026.

ANNUAL REPORT:

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2025 (the “2025 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2025 Annual Report is also available on the Company’s website at http://bitorigin.io/ and in print by written request addressed to Mr. Jinghai Jiang as follows:

Email: ir@bitorigin.io

Mail: 27F Samsung Hub

3 Church Street Singapore, 049483

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about July 28, 2026.

By order of the Board of Directors,

/s/ Jinghai Jiang
Jinghai Jiang
Chief Executive Officer and Chairman of the Board

ABOUT THE EXTRAORDINARY GENERAL MEETING

What am I voting on?

You will be voting on the following:

Proposal One	By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX INC.”; and (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions.

Proposal Two	As an ordinary resolution, to increase the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000, class B ordinary shares of a par value of US$0.00006 each, by the creation of 949,762,500,000 class A ordinary shares of a par value of US$0.00006 each and 49,987,500,000 class B ordinary shares of a par value of US$0.00006 each (the “Share Capital Increase”).

Proposal Three	Subject to Proposal One and Proposal Two being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Name Change and Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).

Proposal Four	As an ordinary resolution: (a) to approve a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00006 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

Proposal Five

As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented by the board of directors under Proposal Four, (a) to amend and restate the then effective memorandum and articles of association of the Company (the Pre-Consolidation M&A) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the Post-Consolidation M&A), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the Share Consolidation effected pursuant to Proposal Four; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Amendment and Restatement of M&A Following the Share Consolidation”).

Proposal Six	As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, Amendment And Restatement of M&A Following the Share Consolidation, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

Proposal Seven	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, and Proposal Six (the “Adjournment”).

Who is entitled to vote?

You may vote if you owned Class A Ordinary Shares or Class B Ordinary Shares of the Company as of the close of business on July 28, 2026, which we refer to as the “Record Date”.

Pursuant to the Company’s Sixth Amended and Restated Articles of Association, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by a proxy who together hold not less than fifteen percent (15%) of the total voting rights of all of the issued Ordinary Shares entitled to vote. On a show of hands, every shareholder of Class A Ordinary Shares or Class B Ordinary Shares present in person or by proxy and entitled to vote shall have one vote, irrespective of the number of Class A Ordinary Shares or Class B Ordinary Shares held by such shareholder, and, on a poll, every shareholder of Class A Ordinary Shares entitled to vote shall have one vote for each Class A Ordinary Share held by such shareholder, and every shareholder of Class B Ordinary Shares entitled to vote shall have twenty vote for each Class B Ordinary Share held by such shareholder. The Board of Directors has demanded a poll. As of July 28, 2026, we had 4,068,548 Class A Ordinary Shares, and 92,411 Class B Ordinary Shares issued and outstanding.

How do I vote before the Meeting?

If you are a registered shareholder, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card; or

(3)	During the Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Meeting, (2) voting again over the Internet prior to the time of the Meeting, or (3) voting at the Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal one to six in accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Ordinary Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting. You may also submit questions in advance via email to ir@bitorigin.io. Such questions will also be addressed at the end of the Meeting.

How many votes must be present to hold the Meeting?

Your shares are counted as present at the Meeting if you attend the Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Meeting, one-third (1/3rd) of the total voting rights of our outstanding Ordinary Shares as of July 28, 2026 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Meeting. If within half an hour from the time appointed for the meeting, a quorum is not present, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal One. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

Proposal Two. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

Proposal Three. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

Proposal Four. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

Proposal Five. This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

Proposal Six. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

Proposal Seven. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present or represented by proxy at the Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting.

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, re-appointment of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal Two, Three, Four, Five and Six because they are considered non-routine matters. Proposal One and Seven are considered to be routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal One and Seven, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposals.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Meeting.

PROPOSAL ONE

TO CHANGE THE NAME OF THE COMPANY TO “SANGRIX INC.”

(ITEM 1 ON THE PROXY CARD)

General

We are proposing, by a special resolution, (a) to approve a change of the name of the Company from “BIT ORIGIN LTD” to “SANGRIX INC.”; (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions.

Purpose of the Name Change

The Board of Directors believes that it is in the best interest of the Company to change the name as part of the Company’s global marketing and expansion plan and to align with the Company’s future business strategies.

Potential Effects of Proposed Name Change

If shareholders approve this proposal, the Name Change will become effective only when the Registrar of Companies of the Cayman Islands enters the new name in the register and issues a Certificate of Incorporation on Change of Name.

The Name Change will affect all holders of our Ordinary Shares and uniformly. The Name Change will not change the terms of our Ordinary Shares. After the Name Change, our Ordinary Shares will have the same CUSIP number, voting rights and rights to dividends and distributions and will be identical in all other respects to our Ordinary Shares now authorized. Our Ordinary Shares will remain fully paid and non-assessable. Shareholders will not be requested to surrender for exchange any stock certificates or warrant certificates they hold. On and after the effective date of the Name Change as stated in the Certificate of Incorporation on Change of Name Change, the stock certificates representing the outstanding Ordinary Shares will continue to be valid. Following the effective date of the Name, newly issued stock certificates will bear the Company’s new name, but this will not affect the validity of stock certificates already outstanding.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO
THE SHARE CAPITAL INCREASE

(ITEM 2 ON THE PROXY CARD)

Background

We are proposing to approve a change of the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000, class B ordinary shares of a par value of US$0.00006 each, by the creation of 949,762,500,000 class A ordinary shares of a par value of US$0.00006 each and 49,987,500,000 class B ordinary shares of a par value of US$0.00006 each (the “Share Capital Increase”)

Vote Required

This Proposal requires affirmative (“FOR”) votes of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM

(ITEM 3 ON THE PROXY CARD)

General

Subject to Proposal One and Proposal Two being passed, we are proposing to amend and restate the Company’s current amended and restated memorandum of association to reflect the Name Change and Share Capital Increase by adoption of the seventh amended and restated memorandum of association in the form attached as Annex A to this proxy statement (the “Amended and Restated Memorandum”).

Potential Effects of Proposed Amendment and Restatement of the Company’s Current Amended and Restated Memorandum of Association

Subject to Proposal One and Two being passed, if shareholders approve these two proposals, the Company’s current amended and restated memorandum of association will be amended and restated in the form of the Amended and Restated Memorandum attached as Annex A to this proxy statement and will become effective upon Proposal One, Two and Three being passed at the Meeting. The result of this Proposal Three will not affect the effectiveness of the Name Change or Share Capital Increase, if Proposal One or Two is approved.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR
THE SHARE CONSOLIDATIONS

(ITEM 4 ON THE PROXY CARD)

Background

We are proposing to: (a) implement a new round of share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00006 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

Purpose of Share Consolidations

The Company’s Class A Ordinary Shares are listed on the Nasdaq Capital Market of Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol of “BTOG.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Bid Price Rule exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A Ordinary Share has a closing bid price of $0.10 or less for ten consecutive business days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the security shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in this Rule 5810(c)(3)(A). Further pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s Class A Ordinary Share fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more Share Consolidations to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more Share Consolidations to be determined by the Board in its sole discretion within two years after the shareholders’ approval, provided that the accumulative consolidation ratio for all such Share Consolidations shall not be more than 4000:1 (and if the Board did not determine a ratio within such two-year period, the Share Consolidations would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Class A Ordinary Shares and Class B Ordinary Shares of the Company to round up any fractions of Class A Ordinary Shares and Class B Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of each Share Consolidation.

In evaluating whether or not to conduct a Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that a Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after a Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if a Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that a Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of such Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after a Share Consolidation. Accordingly, the Share Consolidations may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors of the Company will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidations

Authorized Shares

At the time of each Share Consolidation, our authorized Class A Ordinary Shares and Class B Ordinary Shares, will be consolidated at a ratio that shall not be more than 4000:1.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at the ratio that shall not be more than 4000:1.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares and Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding such Share Consolidations.

Procedure for Implementing a Share Consolidation

As soon as practicable after the effective date of a Share Consolidation, the Company’s shareholders will be notified that a Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Securities Transfer Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares and Class B Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE
TO APPROVE THE AMENDMENT AND RESTATEMENT OF M&A FOLLOWING SHARE
CONSOLIDATION (ITEM 5 ON THE PROXY CARD)

Background

We are proposing to approve, by a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented by the board of directors under Proposal Four, (a) to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation M&A”), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the Share Consolidation effected pursuant to Proposal Four; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX
GENERAL AUTHORIZATION

(ITEM 6 ON THE PROXY CARD)

Background

Proposal Six, if approved with respect to the matters duly approved under the resolutions at the Meeting, will allow (a) any one or more of directors of the Company to be authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, and Amendment and Restatement of M&A Following the Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN
ADJOURNMENT OF THE MEETING

(ITEM 7 ON THE PROXY CARD)

General

In the event that the number of Ordinary Shares present or represented by proxy at the Meeting and voting “FOR” the adoption of any one or more of the foregoing proposals are insufficient to approve any such proposal, we may move to adjourn the Meeting in order to enable us to solicit additional proxies in favor of the adoption of any such proposal. In that event, we will ask shareholders to vote only upon the adjournment proposal only and not on any other proposal discussed in this proxy statement. If the adjournment is for ten (10) days or more, a notice of the adjourned meeting shall be given to each shareholder of record as of close of business on the Record Date.

For the avoidance of doubt, any proxy authorizing the adjournment of the Meeting shall also authorize successive adjournments thereof, at any meeting so adjourned, to the extent necessary for us to solicit additional proxies in favor of the adoption of any such proposal.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast, although abstentions will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Six, which is considered a routine matter.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the EGM other than the Name Change, the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, the Amendment and Restatement of M&A Following the Share Consolidation, the General Authorization and the Adjournment of the EGM, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: July 28, 2026	By	Order of the Board of Directors

/s/ Jinghai Jiang
Jinghai Jiang
Chief Executive Officer (Principal Executive Officer)

Annex A

Seventh Amended and Restated Memorandum and Articles of Association

The Companies Act

(As Revised)

Company Limited by Shares

Seventh Amended and Restated

Memorandum of Association

of

[Sangrix Inc.]

(Adopted by Special Resolution passed on [August 11], 2026)

1.	The name of the Company is Sangrix Inc..

2.	The registered office will be situate at the offices of McGrath Tonner Corporate Services Limited, Genesis Building, 5th Floor, Genesis Close, PO Box 446, Grand Cayman, Cayman Islands, KY1-1106 or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power to carry out any object not prohibited by any law as provided by Section 7 (4) of the Companies Act (Revised).

4.	Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

6.	If the Company is an exempted company, its operations will be carried on subject to the provisions of Section 174 of the Companies Act (Revised).

7.	The liability of each Member is limited to the amount from time to time unpaid on such member’s share.

8.	The authorised share capital of the Company is US$60,000,000 divided into 1,000,000,000,000 shares of par value US$0.00006 each, comprising of 950,000,000,000 Class A ordinary shares of par value US$0.00006 each and 50,000,000,000 Class B ordinary shares of par value US$0.00006 each, with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

The Companies Act

(As Revised)

Company Limited by Shares

Sixth Amended and Restated

Articles of Association

of

[Sangrix Inc.]

(Adopted by Special Resolution passed on [August 11], 2026)

1.	The Regulations contained or incorporated in Table A of the First Schedule of the Act (as defined below) shall not apply to this Company.

INTERPRETATION

2.	(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

		Articles	these Articles of Association as from time to time amended by Special Resolution

		Auditors	the Auditors for the time being of the Company, if any

		Class A Ordinary Share	a Class A ordinary share in the capital of the Company, having the rights provided for in these Articles

		Class B Ordinary Share	a Class B ordinary share in the capital of the Company, having the rights provided for in these Articles

		Company	[Sangrix Inc.]

		Directors	the directors of the Company for the time being or, as the case may be, the directors assembled as a board

		the Act	the Companies Act (Revised) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Act is referred to, the reference is to that provision as modified by law for the time being in force

		Member	a person who is registered in the Register of Members as the holder of any Share in the Company

		Month	a calendar month

		Ordinary Resolution	a resolution passed by a simple majority of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or a written resolution signed by all Members entitled to vote at a general meeting

		Registered Office	the registered office of the Company as provided in Section 50 of the Act

Register of Members	the register of Members to be kept pursuant to section 40 of the Act

Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary

Seal	the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands

Share	a share of any class in the capital of the Company

Special Resolution	a resolution passed by a majority of at least two-thirds of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or a written resolution signed by all Members entitled to vote at a general meeting and otherwise in accordance with Section 60 of the Act

(b)	Unless the context otherwise requires, expressions defined in the Act and used herein shall have the meanings so defined.

(c)	In these Articles unless the context otherwise requires:-

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of persons whether incorporated or not.

(d)	The headings herein are for convenience only and shall not affect the construction of these Articles.

3.	(a)	Subject to the provisions, if any, in that behalf in the Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 3 7 of the Act, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

(b)	If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.	(a)	Every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate under the seal of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

	(b)	If a Share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5.	Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or actual interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Act issue fractions of Shares.

6.	The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Act.

LIEN

7.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully paid-up Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any Share to be wholly or in part exempt from the provision of this Article. The Company’s lien, if any, on a Share shall extend to all dividends payable thereon.

8.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

9.	For giving effect to any such sale, the Directors may authorise some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

11.	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares provided that no call shall be payable earlier than one month from the last call; and each Member shall (subject to receiving at least fourteen days, notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares.

12.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

13.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

14.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

15.	The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

16.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction at the Company in general meeting six per cent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

17.	If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

18.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

19.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

20.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

21.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, but his liability shall cease if and when the Company receives payment in full of the amount due on the Shares.

22.	A statutory declaration in writing that the declarant is a Director of the Company, and that a Share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

23.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been made payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

24.	The instrument of transfer of any Share shall be executed by or on behalf of the transferor (but need not be executed by or on behalf of the transferee unless the Share has been issued nil paid), and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

25.	Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I, _____________ of ____________ in consideration of the sum of $____ paid to me by _____________ of ______________ (hereinafter called “the Transferee”) do hereby transfer to the Transferee the __ Share (or Shares) numbered __ in the Company called [ ], to hold the same unto the Transferee, subject to the several conditions on which I hold the same.

As witness our hands on the ______ day of __________ 20____.

______________________________________

Transferor

26.	The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of Shares to a person of whom they do not approve. The Directors may also suspend the registration of transfers at such times and for such periods (not exceeding thirty days in aggregate in each year) as the Directors may from time to time determine. The Directors may decline to recognise any instrument of transfer unless (a) a fee not exceeding one dollar is paid to the Company in respect thereof, and (b) the instrument of transfer is accompanied by the certificate of the Shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

If the Directors refuse to register a transfer of Shares, they shall within one month after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

27.	The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

28.	Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

29.	A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

CONVERSION OF SHARES INTO STOCK

30.	The Company may by ordinary Resolution convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

31.	The holders of stock may transfer the same, or any part thereof in the same manner and subject to the same regulations as and subject to which the Shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

32.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing as Shares, have conferred that privilege or advantage.

33.	Such of the Articles of the Company as are applicable to paid-up Shares shall apply to stock, and the words “Share” and “Member” herein shall include “stock” and “stock-holder”.

ALTERATION OF CAPITAL

34.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe.

35.	Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

36.	The new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

37.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

(b)	sub-divide its existing Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Act; and

(c)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

37A.	Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)	cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b)	pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum of Association by reducing the amounts of its share capital and of its Shares accordingly.

38.	Subject to the provisions of the Act and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution or by resolution of the Directors and may make payment therefor or for any redemption of Shares in any manner authorised by the Act, including out of capital.

RIGHTS OF CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

39.	Except as otherwise provided in these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. At any general meeting, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all such matters.

40.	Each Class A Ordinary Share confers upon the holder thereof the right to receive dividends as provided for in these Articles. Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

41.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one for one basis at the option of the holder of such Class B Ordinary Shares, provided that the applicable conversion ratio for Class B Ordinary Shares shall be adjusted to account for (i) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue, and (ii) any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue into a greater or lesser number of shares occurring after the adoption of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue. References in this Article 41 to “convert” (or similar terms) shall mean the compulsory redemption without notice of Class B Ordinary Shares of any shareholder and, on behalf of such shareholder, automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted at a price per Class B Ordinary Share necessary to give effect to a conversion calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion will be issued at par.

42.	Except as set out in the preceding Articles 39, 40 and 41, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

STATUTORY MEETINGS

43.	If required by the Act the Directors shall hold at least one Directors’ meeting in the Cayman Islands in each calendar year.

GENERAL MEETINGS

44.	The Directors may whenever they think fit, convene a general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director, or any one or more Members holding Shares representing in the aggregate not less than one-third of the total voting rights of all of the issued Shares entitled to vote, may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The Directors shall, upon the requisition in writing of one or more Members holding Shares representing in the aggregate not less than one-tenth of the total voting rights of all of the issued Shares as at the date of the requisition carries the right of voting at general meetings, convene a general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding Shares representing in the aggregate not less than one-tenth of the total voting rights of all of the issued Shares as at the date of the requisition carries the right of voting at general meetings, may convene a general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company’s Articles as to notice, as the persons convening the meeting fix.

45.	Not less than seven days notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

46.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

47.	(a)	No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, one or more Members holding Shares representing in the aggregate not less than one-third of the total voting rights of all of the issued Shares entitled to vote present in person or by proxy and entitled to vote shall be a quorum.

(b)	An Ordinary Resolution or a Special Resolution (subject to the provisions of the Act) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

48.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

49.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

50.	If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

51.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

52.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting, by a resolution of the Directors or by one or more Members present in person or by a proxy who together hold Shares representing not less than fifteen per cent of the total voting rights of all of the issued Shares entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

53.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

54.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

55.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

56.	On a show of hands every Member present in person or by proxy and entitled to vote shall have one vote and on a poll every Member entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty (20) votes for each Class B Ordinary Share of which he is the holder.

57.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

58.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

59.	No Member shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

60.	On a poll votes may be given either personally or by proxy.

61.	The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. A proxy need not be a Member of the Company.

62.	The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED THAT the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

63.	An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

[ ]

I, __________________________, of _______________________, hereby appoint __________________________ of _______________________ as my proxy, to vote for me and on my behalf at the general meeting of the Company to be held on the ______ day of ________________, 20___.

Signed this ______ day of ________________________, 20___.

64.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

65.	Any corporation which is a Member of the Company may by resolution of its Directors or any committee of the Directors authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIRECTORS AND OFFICERS

66.	(a)	The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association.

(b)	Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be conferred on them by the Act or by these Articles.

67.	The remuneration of the Directors shall from time to time be determined by the Company in general meeting or by resolution of the Directors or any committee of the Directors. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

68.	No shareholding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

69.	Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote there at as a Director when the person appointing him is not personally present, and where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him and such appointment shall be revoked automatically if the appointor of the alternate ceases to be a Director at any time. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

70.	The Directors may by resolution, appoint one of their number to be President upon such terms as to duration of office, remuneration and otherwise as they may think fit.

71.	The Directors may also by resolution appoint a Secretary and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

POWERS AND DUTIES OF DIRECTORS

72.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Act or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Act, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

73.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

74.	(a)	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

	(b)	The Directors may delegate any of the powers exercisable by them to a Managing Director or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions (including without limitation as to duration of office and remuneration) and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

(c)	All cheques promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

75.	The Directors shall cause minutes to be prepared:-

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DISQUALIFICATION AND CHANGES OF DIRECTORS

76.	The office of Director shall be vacated if the Director:-

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(b)	is found to be or becomes of unsound mind; or

(c)	resigns his office by notice in writing to the Company.

77.	The number of Directors shall be not less than one, nor unless the Company in general meeting may otherwise determine, more than ten.

78.	Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

79.	The Company may by Ordinary Resolution or by resolution of the Directors at any time, and from time to time, appoint a person as an additional Director or persons as additional Directors.

80.	The Company may by Ordinary Resolution or by resolution of the Directors remove a Director before the expiration of his period of office, and may by Ordinary Resolution or by resolution of the Directors appoint another person in his stead.

PROCEEDINGS OF DIRECTORS

81.	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

82.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

83.	The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

84.	The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

85.	Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer PROVIDED THAT nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

86.	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

87.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

88.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

89.	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

90.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall not have a second or casting vote.

91.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

92.	Upon the Directors (being in number at least a quorum) signing the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all such Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

SEALS AND DEEDS

93.	(a)	If the Directors determine that the Company shall have a common Seal, the Directors shall provide for the safe custody of the common Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Act may be executed either as a deed in accordance with the Act or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

	(b)	The Company may maintain a facsimile of any common Seal in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

	(c)	In accordance with the Act, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or where there is a Sole Director of the Company, by such Sole Director, or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company, or a Sole Director or by a Director and the Secretary or such other person as aforesaid.

DIVIDENDS AND RESERVE

94.	The Company may by Ordinary Resolution or by resolution of the Directors declare dividends, but no dividend shall exceed the amount recommended by the Directors.

95.	The Directors may from time to time pay to the Members interim dividends.

96.	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Act.

97.	Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this article as paid on the Share.

98.	The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at their like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

99.	If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the Share.

100.	Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to such person at such address as the Member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders, as the case may be, may direct.

101.	The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises with regard to such distribution, the Directors may settle the same as they, think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

102.	No dividend shall bear interest against the Company.

CAPITALISATION OF PROFITS

103.	The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all action and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

104.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

105.	The Company may by Ordinary Resolution from time to time determine or, failing such determination, the Directors may from time to time determine that Auditors shall be appointed and that the accounts relating to the Company’s affairs shall be audited in such manner as the Company by Ordinary Resolution or the Directors (as the case may be) shall determine PROVIDED THAT nothing contained in this Article shall require Auditors to be appointed or the accounts relating to the Company’s affairs to be audited.

WINDING UP

106.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities upon which there is any liability. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

107.	If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

NOTICES

108.	(a)	A notice may be given by the Company to any Member either personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

	(b)	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice ( by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

(c)	Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

109.	If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

110.	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

111.	A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

112.	Notice of every general meeting shall be given in the same manner hereinbefore authorised to:

(a)	every Member entitled to vote, except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other persons shall be entitled to receive notices of general meetings.

RECORD DATE

113.	The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 9 0 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

AMENDMENT OF MEMORANDUM AND ARTICLES

114.	Subject to and insofar as permitted by the provisions of the Act, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part provided however that no such amendment shall effect the rights attaching to any class of shares without the consent or sanction provided for in Article 3 (b).

ORGANISATION EXPENSES

115.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

OFFICES OF THE COMPANY

116.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

INDEMNITY

117.	Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of wilful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss of the monies of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own wilful neglect or default.

FINANCIAL YEAR

118.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

119.	The Company shall, subject to the provisions of the Statute and, with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and the Directors may cause an application to be made to the Registrar of Companies to deregister the Company.